Semiannual Report

DECEMBER 31, 2004

Waddell & Reed Advisors Continental Income Fund



CONTENTS

3   President's Letter

5   Illustration of Fund Expenses

7   Portfolio Highlights

8   Investments

14   Statement of Assets and Liabilities

15   Statement of Operations

16   Statement of Changes in Net Assets

17   Financial Highlights

21   Notes to Financial Statements

26   Report of Independent Registered Public Accounting Firm

27   Proxy Voting Information

28   Quarterly Portfolio Schedule Information

29   IRA Disclosure

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Continental Income Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Waddell & Reed Advisors Continental Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2004



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended December 31, 2004.

The last six months of 2004 saw an upswing in financial markets, as we shook off some of the concerns surrounding the U.S. presidential election and as the economy exhibited continued strength. Stocks saw solid returns for the six-month period, as the S&P 500 rose 7.19 percent and the Dow Jones Industrial Average returned 4.47 percent. Bonds also fared well, with the Lehman Brothers U.S. Credit Index returning 5.52 percent over the last six months.

The period overall had some conflicting influences. Rising energy prices, a declining dollar, the war in Iraq and early uncertainty regarding the election all weighed on the markets. On the other hand, Gross Domestic Product (GDP) rose 4.0 percent in the third calendar quarter of 2004, and current indications are that the fourth quarter saw a rise of between 3.0 and 3.5 percent. Corporate profits continued to rise, expanding in the neighborhood of 15 percent for the period.

The strengthening economy led to ongoing fears of accelerating inflation. The Federal Reserve moved to reduce the likelihood of this occurring by initiating a total of five small rate increases between June and mid-December. During the period, short-term rates rose from the historically low level of

1 percent up to 2.25 percent by year-end. The Fed has stated that it intends to continue considering "measured" rate increases over the next 12 months.

As we look toward 2005, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets. Generally, we believe that stocks remain somewhat undervalued.

Regardless of the time period or the short-term market influences, uncertainty remains a part of the investment environment. That is why we believe that adhering to the fundamental principles of investing is the best way to proceed. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential for meeting your financial goals.

Your financial advisor can help you with a more precise strategy for your individual situation, and work with you to develop and maintain a customized investment plan. We believe that focusing on your plan, despite the ongoing swings in the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses
CONTINENTAL INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2004.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAS, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended December 31, 2004	Beginning Account Value 6-30-04	Ending Account Value 12-31-04	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,058	1.24%	$ 6.42
Class B	1,000	1,052	2.22	11.47
Class C	1,000	1,052	2.18	11.27
Class Y	1,000	1,060	0.94	4.87
Based on 5% Return[2]				
Class A	$1,000	$1,019	1.24%	$ 6.30
Class B	1,000	1,014	2.22	11.26
Class C	1,000	1,014	2.18	11.07
Class Y	1,000	1,020	0.94	4.78

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2004, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF CONTINENTAL INCOME FUND

Portfolio Highlights

On December 31, 2004, Waddell & Reed Advisors Continental Income Fund, Inc. had net assets totaling $530,527,693 invested in a diversified portfolio of:

73.44%	**Common Stocks**
18.62%	**United States Government Securities**
4.64%	**Cash and Cash Equivalents**
3.30%	**Corporate Debt Securities**

As a shareholder of the Fund, for every $100 you had invested on December 31, 2004, your Fund owned:



	United States Government Securities	$18.62
	Financial Services Stocks	$14.88
	Technology Stocks	$10.40
	Health Care Stocks.	$ 8.93
	Energy Stocks.	$ 6.14
	Consumer Nondurables Stocks.	$ 5.71
	Cash and Cash Equivalents	$ 4.64
	Capital Goods Stocks	$ 4.41
	Utilities Stocks	$ 4.40
	Consumer Services Stocks	$ 3.83
	Business Equipment and Services Stocks. .	$ 3.48
	Retail Stocks	$ 3.39
	Corporate Debt Securities	$ 3.30
	Multi-Industry Stocks	$ 2.90
	Miscellaneous Stocks	$ 2.67
	Raw Materials Stocks	$ 2.30

The Investments of Continental Income Fund

December 31, 2004

COMMON STOCKS	Shares	Value
Aircraft – 0.95%		
Lockheed Martin Corporation	91,150	$ 5,063,383
Banks – 4.13%		
Citigroup Inc.	185,400	8,932,572
Northern Trust Corporation	139,200	6,767,208
Wells Fargo & Company	100,000	6,215,000
		21,914,780
Beverages – 1.52%		
Anheuser-Busch Companies, Inc.	84,300	4,276,539
Brown-Forman Corporation, Class B	78,000	3,797,040
		8,073,579
Business Equipment and Services – 3.48%		
Cintas Corporation	167,700	7,346,099
First Data Corporation	127,900	5,440,866
Manpower Inc.	117,600	5,680,080
		18,467,045
Capital Equipment – 2.15%		
Illinois Tool Works Inc.	46,300	4,291,084
Ingersoll-Rand Company Limited, Class A	88,600	7,114,580
		11,405,664
Chemicals – Petroleum and Inorganic – 0.82%		
Dow Chemical Company (The)	87,700	4,342,027
Chemicals – Specialty – 1.48%		
Air Products and Chemicals, Inc.	135,500	7,854,935
Computers – Micro – 3.68%		
Apple Computer, Inc.*	124,300	8,002,434
Dell Inc.*	179,800	7,577,671
Sun Microsystems, Inc.*	731,500	3,939,127
		19,519,232
Computers – Peripherals – 3.94%		
Check Point Software Technologies Ltd.*	156,200	3,846,425
EMC Corporation*	423,000	6,290,010
Microsoft Corporation	402,000	10,739,430
		20,875,865
Cosmetics and Toiletries – 1.95%		
Avon Products, Inc.	125,300	4,849,110
Estee Lauder Companies Inc. (The), Class A	119,800	5,483,246
		10,332,356

See Notes to Schedule of Investments on page 13.

The Investments of Continental Income Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Electrical Equipment – 2.26%		
Emerson Electric Co.	95,300	$ 6,680,530
Molex Incorporated, Class A	200,000	5,331,000
		12,011,530
Electronic Components – 1.08%		
Intel Corporation.	245,000	**5,736,675**
Electronic Instruments – 0.75%		
Lam Research Corporation*.	138,000	**3,985,440**
Finance Companies – 3.79%		
Countrywide Financial Corporation	157,000	5,810,570
Fannie Mae	72,700	5,176,967
SLM Corporation.	170,800	9,119,012
		20,106,549
Food and Related – 1.05%		
Dean Foods Company*	168,300	**5,545,485**
Forest and Paper Products – 1.73%		
International Paper Company	116,000	4,872,000
Sealed Air Corporation*	81,230	4,327,122
		9,199,122
Health Care – Drugs – 4.60%		
Abbott Laboratories.	130,000	6,064,500
Allergan, Inc.	67,100	5,439,797
Amgen Inc.*	75,000	4,811,625
Novartis AG ADR.	80,400	4,063,416
Pfizer Inc.	149,532	4,020,915
		24,400,253
Health Care – General – 2.21%		
Biomet, Inc.	137,500	5,964,062
Johnson & Johnson	90,700	5,752,194
		11,716,256
Hospital Supply and Management – 2.12%		
HCA Inc.	145,700	5,822,172
Medtronic, Inc.	109,300	5,428,931
		11,251,103
Household – General Products – 1.19%		
Colgate-Palmolive Company	123,800	**6,333,608**

See Notes to Schedule of Investments on page 13.

The Investments of Continental Income Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Insurance – Life – 1.06%		
Lincoln National Corporation	120,000	$ 5,601,600
Insurance – Property and Casualty – 3.36%		
Allstate Corporation (The)	93,300	4,825,476
Berkshire Hathaway Inc., Class B*	2,000	5,872,000
Chubb Corporation (The)	92,400	7,105,560
		17,803,036
Leisure Time Industry – 2.77%		
Royal Caribbean Cruises Ltd.	161,000	8,764,840
Walt Disney Company (The)	213,000	5,921,400
		14,686,240
Motion Pictures – 1.06%		
News Corporation Limited, Class A	57,700	1,076,682
News Corporation Limited, Class B	236,000	4,531,200
		5,607,882
Multiple Industry – 2.90%		
Companhia Vale do Rio Doce, ADR	162,700	4,719,927
General Electric Company	273,300	9,975,450
Las Vegas Sands, Inc.*	14,580	699,840
		15,395,217
Petroleum – International – 3.78%		
BP p.l.c., ADR	95,000	5,548,000
Burlington Resources Inc.	166,900	7,260,150
Exxon Mobil Corporation	141,338	7,244,986
		20,053,136
Petroleum – Services – 2.36%		
Nabors Industries Ltd.*	112,800	5,785,512
Schlumberger Limited	100,800	6,748,560
		12,534,072
Retail – General Merchandise – 3.39%		
Costco Wholesale Corporation	138,300	6,699,944
Federated Department Stores, Inc.	100,500	5,807,895
Wal-Mart Stores, Inc.	104,000	5,493,280
		18,001,119
Security and Commodity Brokers – 2.54%		
American Express Company	132,500	7,469,025
Morgan Stanley	108,500	6,023,920
		13,492,945
Trucking and Shipping – 0.94%		
Expeditors International of Washington, Inc.	88,800	4,960,812

See Notes to Schedule of Investments on page 13.

The Investments of Continental Income Fund

December 31, 2004

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 2.68%		
Dominion Resources, Inc.	91,000	$ 6,164,340
Exelon Corporation	183,300	8,078,031
		14,242,371
Utilities – Telephone – 1.72%		
AT&T Corp.	152,000	2,897,120
Vodafone Group Plc, ADR	228,100	6,245,378
		9,142,498
TOTAL COMMON STOCKS – 73.44%		$389,655,815

(Cost: $314,880,450)

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 0.68%		
Southwest Airlines Co.,		
7.875%, 9–1–07	$ 3,300	3,612,464
Beverages – 0.98%		
Coca-Cola Enterprises Inc.,		
6.7%, 10–15–36	4,500	5,193,374
Communications Equipment – 0.01%		
Corning Incorporated,		
0.0%, 11–8–15, Convertible.	33	26,070
Finance Companies – 0.20%		
California Infrastructure and Economic Development		
Bank, Special Purpose Trust SCE–1,		
6.38%, 9–25–08	1,003	1,033,687
Multiple Industry – 1.43%		
General Electric Capital Corporation,		
8.3%, 9–20–09	6,500	7,594,782
TOTAL CORPORATE DEBT SECURITIES – 3.30%		$ 17,460,377

(Cost: $15,639,746)

See Notes to Schedule of Investments on page 13.

The Investments of Continental Income Fund

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Agency Obligations – 2.98%		
Federal Home Loan Mortgage Corporation,		
6.625%, 9–15–09	$ 5,000	$ 5,591,705
Federal National Mortgage Association:		
6.625%, 9–15–09	4,000	4,466,296
7.25%, 1–15–10	5,000	5,746,505
		15,804,506
Mortgage-Backed Obligations – 1.86%		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
8.25%, 6–1–08	46	48,656
4.5%, 7–1–18	4,413	4,408,639
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
9.0%, 7–15–16	2	1,857
9.0%, 8–15–16	42	47,442
9.0%, 10–15–16	42	47,094
9.0%, 10–15–16	4	4,886
9.0%, 11–15–16	27	30,477
9.0%, 1–15–17	7	7,559
9.0%, 1–15–17	3	3,669
9.0%, 3–15–17	31	34,648
9.0%, 4–15–17	23	25,544
4.0%, 9–15–18	4,344	4,257,729
6.5%, 8–15–28	908	957,886
		9,876,086
Treasury Inflation Protected Obligation – 0.67%		
United States Treasury Note,		
3.0%, 7–15–12 (A)	3,000	3,554,381

See Notes to Schedule of Investments on page 13.

The Investments of Continental Income Fund

December 31, 2004

UNITED STATES GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 13.11%		
United States Treasury Bonds:		
7.25%, 5–15–16	$ 8,500	$ 10,639,611
6.25%, 8–15–23	10,000	11,707,420
United States Treasury Notes:		
7.5%, 2–15–05	33,000	33,219,153
6.5%, 8–15–05	4,000	4,097,344
3.25%, 8–15–07	5,000	5,007,420
2.625%, 5–15–08	5,000	4,888,280
		69,559,228
TOTAL UNITED STATES GOVERNMENT SECURITIES – 18.62%		$ 98,794,201
(Cost: $93,893,981)		
TOTAL SHORT-TERM SECURITIES – 4.07%		$ 21,582,426
(Cost: $21,582,426)		
TOTAL INVESTMENT SECURITIES – 99.43%		$527,492,819
(Cost: $445,996,603)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.57%		3,034,874
NET ASSETS – 100.00%		$530,527,693

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CONTINENTAL INCOME FUND
December 31, 2004
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $445,997) (Notes 1 and 3)	$527,493
Receivables:	
Dividends and interest	2,581
Investment securities sold	2,133
Fund shares sold	382
Prepaid and other assets	48
Total assets	532,637

LIABILITIES

Payable to Fund shareholders	1,777
Accrued shareholder servicing (Note 2)	128
Accrued service fee (Note 2)	106
Due to custodian	42
Accrued accounting and administrative services fees (Note 2)	12
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	3
Other	31
Total liabilities	2,109
Total net assets	$530,528

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 71,916
Additional paid-in capital	398,694
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	37
Accumulated undistributed net realized loss	
on investment transactions	(21,615)
Net unrealized appreciation in value of investments	81,496
Net assets applicable to outstanding units of capital	$530,528
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.38
Class B	$7.37
Class C	$7.37
Class Y	$7.38
Capital shares outstanding:	
Class A	68,407
Class B	2,485
Class C	942
Class Y	82
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

CONTINENTAL INCOME FUND
For the Six Months Ended December 31, 2004
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $14)	$ 4,188
Interest and amortization	3,534
Total income	7,722

Expenses (Note 2):

Investment management fee	1,799
Service fee:	
Class A	597
Class B	22
Class C	8
Shareholder servicing:	
Class A	529
Class B	37
Class C	13
Class Y	1
Distribution fee:	
Class A	15
Class B	65
Class C	24
Accounting and administrative services fees	70
Audit fees	15
Custodian fees	12
Legal fees	11
Other	80
Total expenses	3,298
Net investment income	4,424

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	15,222
Unrealized appreciation in value of investments during the period	9,136
Net gain on investments	24,358
Net increase in net assets resulting from operations	$28,782

See Notes to Financial Statements.

Statement of Changes in Net Assets

CONTINENTAL INCOME FUND

(In Thousands)

	For the six months ended December 31, 2004	For the fiscal year ended June 30, 2004
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,424	$ 5,822
Realized net gain on investments	15,222	13,899
Unrealized appreciation	9,136	37,877
Net increase in net assets resulting from operations	28,782	57,598
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(4,664)	(5,650)
Class B	(81)	(31)
Class C	(32)	(9)
Class Y	(6)	(11)
Realized gains on investment transactions:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
	(4,783)	(5,701)
Capital share transactions (Note 5)	(11,956)	11,229
Total increase	12,043	63,126
NET ASSETS		
Beginning of period	518,485	455,359
End of period	$530,528	$518,485
Undistributed net investment income	$ 37	$ 396

(1)See "Financial Highlights" on pages 17 - 20.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended March 31,	
		2004	2003	2002		2001	2000
Net asset value, beginning of period.....	$7.04	$6.33	$6.29	$7.00	$6.87	$8.20	$7.97
Income (loss) from investment operations:							
Net investment income..	0.06	0.08	0.10	0.12	0.03	0.16	0.18
Net realized and unrealized gain (loss) on investments	0.35	0.71	0.04	(0.68)	0.13	(0.57)	1.04
Total from investment operations	0.41	0.79	0.14	(0.56)	0.16	(0.41)	1.22
Less distributions from:							
Net investment income..	(0.07)	(0.08)	(0.10)	(0.12)	(0.03)	(0.17)	(0.18)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)	(0.81)
Total distributions.........	(0.07)	(0.08)	(0.10)	(0.15)	(0.03)	(0.92)	(0.99)
Net asset value, end of period..........	$7.38	$7.04	$6.33	$6.29	$7.00	$6.87	$8.20
Total return[1]	5.82%	12.54%	2.23%	–8.04%	2.33%	–5.61%	16.36%
Net assets, end of period (in millions)	$505	$494	$440	$474	$533	$523	$597
Ratio of expenses to average net assets	1.24%[2]	1.24%	1.25%	1.21%	1.20%[2]	1.16%	1.15%
Ratio of net investment income to average net assets.............	1.77%[2]	1.22%	1.53%	1.77%	1.84%[2]	2.08%	2.22%
Portfolio turnover rate	18%	36%	49%	32%	14%	47%	72%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended 3-31-01	For the period from 10-4-99[1] through 3-31-00
		2004	2003	2002			
Net asset value, beginning of period.....	$7.04	$6.32	$6.29	$7.00	$6.87	$8.20	$8.11
Income (loss) from investment operations:							
Net investment income..	0.03	0.02	0.03	0.06	0.02	0.10	0.05
Net realized and unrealized gain (loss) on investments	0.33	0.71	0.03	(0.68)	0.13	(0.58)	0.91
Total from investment operations	0.36	0.73	0.06	(0.62)	0.15	(0.48)	0.96
Less distributions from:							
Net investment income..	(0.03)	(0.01)	(0.03)	(0.06)	(0.02)	(0.10)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)	(0.81)
Total distributions.........	(0.03)	(0.01)	(0.03)	(0.09)	(0.02)	(0.85)	(0.87)
Net asset value, end of period..........	$7.37	$7.04	$6.32	$6.29	$7.00	$6.87	$8.20
Total return	5.16%	11.62%	1.02%	–8.86%	2.11%	–6.49%	12.75%
Net assets, end of period (in millions)	$18	$17	$12	$10	$8	$6	$1
Ratio of expenses to average net assets	2.22%[2]	2.24%	2.26%	2.13%	2.07%[2]	2.07%	2.08%[2]
Ratio of net investment income to average net assets..............	0.79%[2]	0.22%	0.51%	0.84%	0.96%[2]	1.16%	1.14%[2]
Portfolio turnover rate	18%	36%	49%	32%	14%	47%	72%[2]

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 12-31-04 | For the fiscal year ended June 30, | | | For the fiscal period ended 6-30-01 | For the fiscal year ended 3-31-01 | For the period from 10-5-99[1] through 3-31-00 |
		2004	2003	2002			
Net asset value, beginning of period.	$7.04	$6.32	$6.29	$7.00	$6.87	$8.20	$8.09
Income (loss) from investment operations:							
Net investment income. .	0.03	0.02	0.03	0.06	0.01	0.09	0.05
Net realized and unrealized gain (loss) on investments	0.33	0.71	0.03	(0.68)	0.13	(0.58)	0.93
Total from investment operations	0.36	0.73	0.06	(0.62)	0.14	(0.49)	0.98
Less distributions from:							
Net investment income. .	(0.03)	(0.01)	(0.03)	(0.06)	(0.01)	(0.09)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)	(0.81)
Total distributions.	(0.03)	(0.01)	(0.03)	(0.09)	(0.01)	(0.84)	(0.87)
Net asset value, end of period.	$7.37	$7.04	$6.32	$6.29	$7.00	$6.87	$8.20
Total return	5.18%	11.59%	1.05%	–8.95%	2.09%	–6.54%	12.98%
Net assets, end of period (in thousands).	$6,950	$6,218	$3,160	$2,391	$1,688	$1,419	$279
Ratio of expenses to average net assets	2.18%[2]	2.20%	2.26%	2.22%	2.16%[2]	2.13%	2.23%[2]
Ratio of net investment income to average net assets	0.83%[2]	0.25%	0.51%	0.75%	0.88%[2]	1.10%	1.09%[2]
Portfolio turnover rate	18%	36%	49%	32%	14%	47%	72%[2]

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

CONTINENTAL INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-04	For the fiscal year ended June 30,			For the fiscal period ended 6-30-01	For the fiscal year ended March 31,	
		2004	2003	2002		2001	2000
Net asset value, beginning of period.	$7.04	$6.33	$6.29	$7.00	$6.87	$8.20	$7.97
Income (loss) from investment operations:							
Net investment income. .	0.06[1]	0.13	0.12[1]	0.08	0.03	0.24	0.21
Net realized and unrealized gain (loss) on investments	0.36[1]	0.68	0.04[1]	(0.62)	0.13	(0.63)	1.03
Total from investment operations	0.42	0.81	0.16	(0.54)	0.16	(0.39)	1.24
Less distributions from:							
Net investment income. .	(0.08)	(0.10)	(0.12)	(0.14)	(0.03)	(0.19)	(0.20)
Capital gains	(0.00)	(0.00)	(0.00)	(0.03)	(0.00)	(0.75)	(0.81)
Total distributions.	(0.08)	(0.10)	(0.12)	(0.17)	(0.03)	(0.94)	(1.01)
Net asset value, end of period.	$7.38	$7.04	$6.33	$6.29	$7.00	$6.87	$8.20
Total return	6.00%	12.87%	2.57%	–7.77%	2.38%	–5.34%	16.72%
Net assets, end of period (in millions)	$1	$1	$1	$1	$1	$1	$1
Ratio of expenses to average net assets	0.94%[2]	0.94%	0.93%	0.92%	0.92%[2]	0.89%	0.86%
Ratio of net investment income to average net assets	2.02%[2]	1.53%	1.87%	2.06%	2.12%[2]	2.34%	2.50%
Portfolio turnover rate	18%	36%	49%	32%	14%	47%	72%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2004

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Continental Income Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide current income to the extent that, in the opinion of the Fund's investment manager, market and economic conditions permit. As a secondary goal, the Fund seeks long-term appreciation of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which market quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $536,066. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended December 31, 2004, W&R received $0, $17,767 and $921 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $354,261 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $12,860, which are included in other expenses.

Effective November 2003, the Fund paid Frederick Vogel III special compensation for his service as lead independent director. For the six months ended December 31, 2004, that amount was $256.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than United States Government obligations and short-term securities, aggregated $87,811,924, while proceeds from maturities and sales aggregated $99,240,482. Purchases of short-term securities and U.S. Government obligations aggregated $822,648,478 and $62,100, respectively. Proceeds from maturities and sales of short-term securities and U.S. Government obligations aggregated $818,030,000 and $1,260,175, respectively.

For Federal income tax purposes, cost of investments owned at December 31, 2004 was $446,059,273, resulting in net unrealized appreciation of $81,433,546, of which $87,042,477 related to appreciated securities and $5,608,931 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2004 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$5,829,654
Distributed ordinary income	5,700,635
Undistributed ordinary income*	407,744
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to December 31, 2004.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2010	$ 9,448,417
June 30, 2011	27,091,545
Total carryover	$36,539,962

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended 12-31-04	For the fiscal year ended 6-30-04
Shares issued from sale of shares:		
Class A	3,777	11,173
Class B	296	857
Class C	172	564
Class Y	16	37
Shares issued from reinvestment of dividends:		
Class A	626	800
Class B	11	4
Class C	4	1
Class Y	1	2
Shares redeemed:		
Class A	(6,238)	(11,223)
Class B	(229)	(358)
Class C	(117)	(182)
Class Y	(29)	(34)
Increase (decrease) in outstanding capital shares	(1,710)	1,641
Value issued from sale of shares:		
Class A	$ 26,512	$75,916
Class B	2,081	5,784
Class C	1,203	3,799
Class Y	111	253
Value issued from reinvestment of dividends:		
Class A	4,522	5,461
Class B	80	31
Class C	32	9
Class Y	6	10
Value redeemed:		
Class A	(43,878)	(76,127)
Class B	(1,604)	(2,428)
Class C	(817)	(1,250)
Class Y	(204)	(229)
Increase (decrease) in outstanding capital	$(11,956)	$11,229

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Continental Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Continental Income Fund, Inc. (the "Fund") as of December 31, 2004, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended June 30, 2004, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Continental Income Fund, Inc. as of December 31, 2004, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended June 30, 2004, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 14, 2005

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Continental Income Fund, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available on Form N-PX through the Fund's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

Beginning with the quarter ending September 30, 2004, a complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the SEC on the Fund's Form N-Q. Form N-Q may be obtained in the following ways:

■ On the SEC's website at http://www.sec.gov.

■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

■ On the Fund's website at http://www.waddell.com.

To all traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld **automatically** from any distribution or withdrawal from a traditional IRA. We will not withhold taxes **unless** you make a written election to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
   Waddell & Reed Advisors Global Bond Fund
   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
   Waddell & Reed Advisors Accumulative Fund
   Waddell & Reed Advisors Core Investment Fund
   Waddell & Reed Advisors Dividend Income Fund
   Waddell & Reed Advisors New Concepts Fund
   Waddell & Reed Advisors Small Cap Fund
   Waddell & Reed Advisors Tax-Managed Equity Fund
   Waddell & Reed Advisors Value Fund
   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
   Waddell & Reed Advisors Bond Fund
   Waddell & Reed Advisors Government Securities Fund
   Waddell & Reed Advisors High Income Fund
   Waddell & Reed Advisors Limited-Term Bond Fund
   Waddell & Reed Advisors Municipal Bond Fund
   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
   Waddell & Reed Advisors Cash Management

Specialty Funds
   Waddell & Reed Advisors Asset Strategy Fund
   Waddell & Reed Advisors Continental Income Fund
   Waddell & Reed Advisors Retirement Shares
   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



WADDELL
&REED
Advisors Funds

NUR1004SA (12-04)